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                                                                    EXHIBIT 14.1

                               AGEMARK CORPORATION
                       CODE OF ETHICS FOR SENIOR OFFICERS

1.    Purpose

      The purpose of this document is to set forth a code of ethics for the senior officers of Agemark Corporation (the "Company").

2.    Scope

      This policy applies to the Company's senior officers, including the principal executive officer, principal financial officer or CFO, principal accounting officer or controller and officers or persons performing similar functions (the "Senior Officers").

3.    Honest and Ethical Conduct Required

      All Senior Officers are required to conduct themselves in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

4.    Compliance with Governmental Rules and Regulations and Reporting
      Requirements

      Each Senior Officer shall comply with all applicable governmental rules and regulations. Senior Officers shall provide for full, fair, accurate, timely and understandable disclosure in reports and documents that its files with, or submits to, the Securities and Exchange Commission.

5.    Violations of the Code of Ethics for Senior Officers

      Violations of this Code of Ethics for Senior Officers shall be promptly reported to the Chairman of the Company's Audit Committee. Senior Officers shall be accountable for violations of this Code of Ethics for Senior Officers in a manner determined by the Board of Directors of the Company.

6.    Changes or Waivers in the Code of Ethics for Senior Officers

      Any change in or waiver of any provision of this Code of Ethics for Senior Officers shall require approval of the Audit Committee and shall be disclosed to the public, as required by law.